CERTIFICATE OF AMENDMENT
TO THE RESTATED
CERTIFICATE OF INCORPORATION OF
GILEAD SCIENCES, INC.

John C. Martin and Gregg H. Alton do hereby certify as follows:

ONE:	The name of the corporation is Gilead Sciences, Inc.

TWO:	The date on which the Restated Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware was May 12, 2011.

THREE:
John C. Martin is the duly elected and acting Chief Executive Officer of Gilead Sciences, Inc., a Delaware corporation and Gregg H. Alton is the duly elected and acting Secretary of Gilead Sciences, Inc.

FOUR:
The Board of Directors of the corporation, acting in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the Restated Certificate of Incorporation of the corporation in the following form:

Article V shall be amended and restated to read in its entirety as follows:
“V
A.    This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is five billion six hundred and five million (5,605,000,000) shares. Five billion six hundred million (5,600,000,000) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001).
B.    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including without limitation the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series and the designation thereof, or any of them (a “Preferred Stock Designation”); and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

FIVE:
Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the corporation for their approval and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SIX:	All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.
IN WITNESS WHEREOF, Gilead Sciences, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer and attested to by its Secretary this 8th day of May, 2013.
GILEAD SCIENCES, INC.
/s/ John C. Martin
John C. Martin
Chief Executive Officer
ATTEST:

Gregg H. Alton
Secretary

/s/ Gregg H. Alton